Filed by Guidant Corporation pursuant to
Rule 425 under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934, as amended.
Subject Company: Cook Group Incorporated
Filer’s Commission File No.:1-13388

The following slides were included in Guidant Corporation’s webcast of its annual analyst meeting on September 17, 2002.

Ronald W. Dollens President & Chief Executive Officer

Value Creation Through Sustainable Growth Operational Capability Competitive Structure Growth Opportunities Health Policy

A Unique Position Implantable Defibrillators Market Development Heart Failure MADIT II Drug Eluting Stents Product Development Multiple Programs Basis of Competition Emerging Therapies Leverage

Key observations Unique Market Position Acquisition of Cook Group should bring Legal, Operational and Economic benefits Cook Group - attractive growth and profitability profile Structure provides Guidant Shareholders key contingencies Minimum share prices of $40 and $55 in two phases Maximum number of 65.8 million Guidant shares issued Strength of Guidant's overall business, drug eluting stent visibility 2004 accretion creates value opportunity

Major cardiovascular technology market growth drivers $23.7 $21.1 $16.4 $12.5 $11.3 $18.0 2001 2004E CAGR $44.9 $58.1 Orthopedics In vitro diagnostics Cardiovascular devices Comparison of selected medical technology markets 17% 4% 9% 9% Source: Guidant estimates $ billions

Drug Eluting Stent technology drives market growth Source: Guidant estimates $0.1 $0.2 $0.7 $1.1 $1.4 $1.5 $1.3 $1.2 $0.1 $1.4 $2.3 $0.8 $4.5 1994 1997 2001 2004E '01-'04 CAGR $3.1 $4.3 $7.6 $1.6 Vascular Intervention Market Angioplasty/ guidewires Other Bare metal stents Drug eluting stents 21% $ billions

Major cardiovascular technology market growth drivers 1 Includes impact of CHF Source: Guidant estimates $3.0 $3.7 $1.9 $3.5 $0.4 $0.6 2001 2004E CAGR $5.3 $7.8 Cardiac Rhythm Management Market Pacemakers (Brady)1 ICDs (Tachy)1 Ablation 22% 14% $ billions Heart Failure MADIT II

For Guidant, it's about: Drug Eluting Stents Heart Failure MADIT II Financial Performance

+ + Internal R&D productivity (delivery systems and stents) MULTI-LINK ZETATM2 MULTI-LINK, DUET, TRISTAR, TETRA, PENTA Rapid exchange platform Over-the-wire platforms Developed lesion specific stents PIXELTM, ULTRATM, FRONTIERTM3 Sales force excellence Stent market share leadership for 18 of the last 19 quarters4 Clinical and regulatory expertise Intellectual property position Multiple compounds in clinical development (with and without polymers) Guidant: Positioned to capture leadership in DES Basis of competition Angiotech license access Operational ownership of strategically important high growth franchise Guidant 0.48 BSC 0.07 J&J 0.28 MDT 0.17 Abbott 0.03 Other 9% 9 2002 U.S. stent market share1 Total 2002E U.S. stent market size = $1.4 billion 1 Source: Year-to-date Guidant estimates (reflects revenue shares) 2 Not approved in the US 3 In clinical trials 4 Internal Guidant estimates Demonstrated leadership in stent market

Cook Group Acquisition Contingencies Clinical Results reduction in TVF by 50% MI and death rates < control Clear Rights to Sell Cook Group Transaction Adds Clarity Affiliate of Licensee Declaratory Judgment Action Filed

Cook v. BSC Litigation Update Strong public interest in continuing potentially life saving product (public health considerations) Federal law [271(e)(1)] exempts from patent infringement the collection and use of clinical data for purposes of obtaining regulatory approval Balancing of potential harm favors Cook Guidant's Declaratory Judgment Action now before Judge Kocoras, along with motion to consolidate the cases

Implantable Defibrillator WW Market Q1 '99 Q2 '99 Q3 '99 Q4 '99 Q1 '00 Q2 '00 Q3 '00 Q4 '00 Q1 '01 Q2 '01 Q3 '01 Q4 '01 Q1 '02 Q2 '02 Guidant 110 115 111 108 130 150 138 131 138 146 140 148 156 205 Market less Guidant 164 161 169 173 202 181 193 196 219 213 222 244 309 300 $ millions Guidant Revenue in Red

Guidant Financial Performance* Revenue $807 +23% $1,517 +14% Gross Profit 599 1,137 Income Before Taxes 221 415 Net Income 163 +42% 307 +27% % of Sales 20% 20% Earnings Per Share $.53 $1.00 * As adjusted Q3 Guidance Sales: $800 - $825 EPS $.52 - $.55 Q2 '02 (vs Q1'01) FH '02 (vs FH'01)

Enhancing Shareholder Value Guidant uniquely positioned to participate in / lead exceptional growth markets Heart Failure MADIT II (expanded prophylactic use of Implantable Defibrillators) Drug Eluting Stents Cook Group deal offers additional clarity to unleash drug eluting stent opportunity Intellectual property portfolio / Strategic Partners Exceptional financial performance

\

Keith E. Brauer Vice President & Chief Financial Officer

$800M - $825M sales 21% - 25% sales growth v. Q3 '01 EPS: $.52 - $.55 30% - 38% EPS growth v. Q3 '01 Q3 '02

$3.0B - $3.2B sales 14% - 17% sales growth v. 2001 EPS: $2.00 - $2.06 20% - 24% EPS growth v. 2001 2002 *All EPS as adjusted

Sales $4B+ (includes Cook base business) EPS: $2.15 - $2.21 2003 *All EPS as adjusted

Cypher launch date - 12/02 Achieve launch date - 9/03 Achieve market share Sept - Dec = 38% DES market adoption 65% for 2003 BMS market unit erosion but more procedures and higher utilization BMS ASP - down 20% Cook closing date - 1/3/03 Guidant Assumptions 2003 EPS: $2.15 - $2.21 Heart Failure and MADIT II Cook base business Spending Management 2003 Scenario Analysis

2004 Sales growth in the high 20's EPS growth exceeds sales growth

2000 2001 2002E 2003E 2004E Net Debt -640 -313 514 1123 2196 Financial Flexibility: 2000 - 2004

\

Long Term Our Goal: To continue as a high margin, innovative business that averages sustainable and predictable sales and earnings growth in the mid teens over any five year period.

1994 1995 1996 1997 1998 1999 2000 2001 2002 Sales** 862.4 931.3 1049.7 1337.6 1913.1 2352.3 2548.7 2707.6 3149.6 Net Income** 68.3 91.8 120.3 175 337.5 411 491.5 509.2 646.7 *2002 Guidance **As adjusted 17.6% CAGR 32.4% CAGR Long Term Performance: 1994 - 2002*

MDT BSX STJ GDT East 25.4 24.7 22.7 16.4 Note: Stock price effective as of 9/13/02; 2003 earnings based on First Call consensus Peer Comparison

John Capek, Ph.D. President, Vascular Intervention

Latest developments in Vascular Intervention CE Mark for ACHIEVE granted August 30th US Stent Share momentum continues through 2002 Q3 QTD Average 48% Stent Share U.S. approval and launch of ZETA Launch rollout to be completed in 8 weeks Patient enrollment for the Deliver II clinical trial completed PENTA Registry - 17.5% binary restenosis (6 month) FDA approval of Pixel Registry data 8.8% TLR rate and 13.6% TVF rate CMS approval of DES reimbursement effective April 2003

VI Market Opportunities Leadership in Core Vascular Intervention Markets DES offers significant long-term growth Tremendous revenue upside Market CAGR (2002-2005) > 20% Continued patient growth Significant clinical benefit Increased penetration and patient volume due to migration of patients from CABG

1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 Angioplasty 1455 1542 1496 1417 1393 1435 1398 1333 1286 1265 1255 1268 Bare Stent 94 507 873 1113 1717 1942 2021 1997 1972 1055 533 371 DES 0 0 0 0 0 0 0 0 108 2793 4555 5282 RT 0 0 0 0 0 0 7 80 115 105 83 60 EPD 0 0 0 0 0 0 0 24 78 152 197 184 $ mil Source: Market estimates by GDT VI Market Intelligence Drug Eluting Stent Drives WW Vascular Market Growth Beginning in 2002

Guidant's Long Term Strategy Sustain Global VI stent leadership Market leadership in DES with multiple platforms and drugs Superior deliverability platforms Continue to bring innovative products to market Cobalt Chrome Stent* Side Branch Access Stent** Embolic Protection Device** Invest in next generation therapies Vulnerable Plaque: The Prevention of Heart Attack Biologics Therapy * Caution: Investigational device. Limited by federal (U.S.) law to investigational use only. Not available for sale. Not available for sale. ** Currently in development at Guidant. Not available for sale.

Solid Market Leadership

US Revenue Shares 2002 (1st half '02) Q2'02 GDT 0.39 MDT 0.13 JNJ 0.25 BSX 0.22 * Estimates based on competitive earnings releases by GDT market research. Guidant is over 50% larger then the next nearest competitor BSX GDT MDT JNJ

Guidant VI is the US Market LEADER Stents BDC Cutting Ballon GW GC Atherectomy GDT 140.323 23.157 17.299 6.265 1.043 MDT 52.25 4.142 1.066 4.5 - BSX 25 24.75 19.8 9.658 10.3 13.8 JNJ 101.175 3.765 3.091 11 - Q2 2002 Est. Source: VI Market Intelligence 8/02 - Based on internal VI data and competitive earnings reported. 13% 25% 22% 39%

Guidant continues to lead US Stent market 8/1/2001 9/1/2001 10/1/2001 11/1/2001 12/1/2001 1/1/2002 2/1/2002 3/1/2002 4/1/2002 5/1/2002 6/1/2002 7/1/2002 GDT 0.38 0.43 0.43 0.46 0.47 0.46 0.45 0.47 0.49 0.49 0.48 0.48 MDT 0.28 0.23 0.22 0.19 0.2 0.19 0.18 0.17 0.16 0.16 0.16 0.16 BSX 0.1 0.09 0.1 0.1 0.08 0.07 0.07 0.07 0.06 0.06 0.06 0.05 JNJ 0.24 0.25 0.25 0.24 0.25 0.27 0.29 0.29 0.28 0.28 0.289 0.3 MDT exits RX Market GDT Pixel Launch JNJ RX Velocity w/ Hepacoat Launch JNJ OTW Sonic Launch Source: GDT VI Market Intelligence - Internal VI implant data.

Non U.S. Stent sales over 50% of VI Business Q3'01 Q4'01 Q1'02 Q2'02 Non U.S. Stent 155.397 169.493 165.812 181.818 % of Total Sales 155 169 166 182 U.S. Stent 135.058 162.202 156.319 153.707

European Stent market leadership Q3 01 Q4 01 Q1 02 Q2 02 GDT 0.39 0.39 0.37 0.38 MDT 0.32 0.3 0.28 0.26 BSX 0.09 0.13 0.14 0.14 JNJ 0.2 0.18 0.21 0.22 BSX EXPRESS I Sept. 2001 BSX EXPRESS II May 2002 JNJ Cypher April 2002 GDT ZETA May 2002 Source: GDT VI Market Intelligence

European stent sales maintain strong volume JNJ Cypher Q2'02 BSX Express II Q2'02

Steady gains in Japanese Stent Market Q3 01 Q4 01 Q1 02 Q2 02 July GDT 0.27 0.27 0.33 0.37 0.4 BSX 0.31 0.18 0.13 0.13 0.11 JNJ 0.01 0.34 0.33 0.32 0.29 MDT 0.37 0.15 0.14 0.14 0.15 Terumo 0.04 0.06 0.07 0.05 0.05 JNJ Velocity Sept. 2001 GDT Tristar Nov. 2001 Source: GDT VI Market Intelligence

Radiation performance continues to improve Galileo III* launch plan Launched OUS (Galileo 40/60), U.S. launch expected September 2002 New catheter and cartridge upgrade from previous system 194 signed contracts to date, greater than 1/3 leverage core business Contracts that leverage core VI business significantly increase the pace of sales growth in those accounts Total VI Rev increase of 40% launch to date vs Q3 '01 (pre-launch) Market share estimated at 24% as of July 2002 Q2'02 Sales over 50% higher than Q1'02 * Caution: Investigational device. Limited by federal (U.S.) law to investigational use only. Not available for sale. Not available for sale.

Breadth of Product Offerings "Platform Matters"

Guidant Stent Strategy Annual Product Iterations 6 platforms in the last 5 years Lesion Specific Designs to meet clinical needs Large Vessel Stent ..... ULTRA Small Vessel (SV) Stent ..... PIXEL Side Branch Access (SBA) Stent ..... FRONTIER* New Technologies to enhance performance QuicktrackTM ST balloon technology* VTS (variable thickness strut) stent technology Cobalt Chrome Alloy stent technology** ** Caution: Investigational device. Limited by federal (U.S.) law to investigational use only. Not available for sale. * Currently in development at Guidant. Not available for sale.

GUIDANT MULTI-LINK

Zeta™

CORONARY STENT SYSTEM

Workhorse Segment



- Superior Deliverability*
  - Flexible stent combines with flexible balloon
- Ease of Use Post Stent Deployment
  - QuickTrack™ ST
- Designed for Minimal Vessel Injury
  - Short tapers as well as stent to shoulder
- Engineered for Reliability
  - Consistent deliverability, placement & withdrawal
- Lowest Profile in class
  - 0.040" for 3.0 x 18mm**

* In-house tests demonstrate ML Zeta is more deliverable than the ML Penta®. Data on file at Guidant.

** As compared to Velocity, S7, and Express

Caution: Investigational Device. Limited by Federal (U.S.) law to investigational use only. Not available for sale.

GUIDANT

ZETATM* vs. BX Velocity Photographs taken by and are on file at Guidant. Tests performed by and data on file at Guidant. Mean Distal STS = 0.638mm 3.0x18mm PENTA(tm) Mean Distal STS = 1.545mm 3.0x18mm BX Velocity Stent To Shoulder Distance Mean Distal STS = 0.634mm 3.0x18mm ZETA(tm)* * Caution: Investigational Device. Limited by Federal (U.S.) law to investigational use only. Not available for sale.

ML ZETA* Performance Testing Blinded physician survey conducted to evaluate the performance of ZETA vs. ML PENTA JNJ BX Sonic Boston Scientific Express Medtronic S7 6 Physicians from Europe Germany, France, Sweden, Denmark, Italy Two Testing Models: Animal Model Synthetic Arterial Model (SAM) Penta was evaluated as the baseline/ control * Caution: Investigational Device. Limited by Federal (U.S.) law to investigational use only. Not available for sale.

Survey results support Superior Deliverability with the ZETA* 1= significantly worse; 2= worse; 3= control; 4= better; 5= significantly better PENTA ZETA* Sonic Express S7 East 3 4.04 2.63 1.63 2.5 *Caution: Investigational Device. Limited by Federal (U.S.) law to investigational use only. Not available for sale.

MULTI-LINK VISIONTM* Cobalt Chromium Alloy allows for low system profiles Based on MULTI-LINK(r) design with flexible links Thin struts (.0032") Better radiopacity than stainless steel VISIONTM Registry Enrollment completed in record time! - Results to be reported at TCT Caution: Investigational Device. Limited by Federal (U.S.) law to investigational use. New Technologies * Caution: Investigational Device. Limited by Federal (U.S.) law to investigational use only. Not available for sale.

ML FRONTIER(tm) Designed to provide easy side branch access and good scaffolding Side Branch "Portal" Enables access into side branch Allows for "provisional T-stenting" Stent Pattern Modification of the clinically proven MULTI-LINK(r) design Novel Dual Balloon System Designed to deliver on one wire Deploys stent with "kissing balloon inflation" Currently under development at Guidant. Not available for sale

ML FrontierTM - Deployment Sequence Currently under development at Guidant. Not available for sale

Confidence in DES

1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 Angioplasty 1455 1542 1496 1417 1393 1435 1398 1333 1286 1265 1255 1268 Bare Stent 94 507 873 1113 1717 1942 2021 1997 1972 1055 533 371 DES 0 0 0 0 0 0 0 0 108 2793 4555 5282 RT 0 0 0 0 0 0 7 80 115 105 83 60 EPD 0 0 0 0 0 0 0 24 78 152 197 184 $ mil Source: Market estimates by GDT VI Market Intelligence Drug Eluting Stent Drives WW Vascular Market Growth Beginning in 2002

DES - US Market Size & Penetration for 2003

U.S. Reimbursement and Stent Costs 1996 1997 2000 2001 2002 2003 Stent Cost / Procedure 2301 2353 1931 1628 1424 3875 Device Cost as % of Reimbursement 0.36 0.29 0.23 0.2 0.18 0.35 BDC Cost / Procedure 672 550 313 273 250 233 GW Cost / Procedure 186 171 129 125 119 116 GC Cost / Procedure 97 89 67 66 61 59 Additional Reimbursement / Procedure 5846 7661 8230 8568 8423 8065 Source: Guidant VI Market Model and Federal Register DRG 112 DRG 116 (1997-2001) DRG 516 & 517 (2002) DRG 526 & 527

DES Strategy

Guidant DES Strategy: Guidant is committed to have the strongest, broadest offering in the drug eluting stent market* Sustainable leadership through: Full line of High Performance Platforms (WH, SVS, SVG, SBA) Different drug offerings Customize specific solutions for different lesions types Leverage of Drug Eluting Stent Core Competencies * Caution: Investigational Device. Limited by Federal (U.S.) law to investigational use only. Not available for sale.

Stent Tissue Drug Matrix Mechanical integrity Drug - carrier compatibility Loading capacity Release kinetics Mechanical scaffolding Vascular biology Tissue pharmacokinetics Preclinical models Vascular Compatibility Pharmacology Engineering Polymer Chemistry Vascular Biology Drug Eluting Stent Core Competencies

Interlock Technology Description Paclitaxel interlocks with the specially prepared stent surface for durability Supporting data Utilizes paclitaxel's chemical composition and pharmacokinetics: Hydrophobic - remains on stent during delivery Lipophilic - diffuses into vessel wall on implantation

Effects of MLD, Length, and Diabetes on Angiographic Restenosis - Why there is a need for specific solutions Guidant confidential. Not to be reproduced, distributed or excerpted.

ACHIEVE™

Drug Eluting Coronary Stent System

- **Utilizes the MULTI-LINK PENTA™ stent design**
  - Leading choice with physicians worldwide
  - ML Penta™ has demonstrated superb deliverability and scaffolding
- **Utilizes Paclitaxel**
  - Hydrophobic - remains on stent during delivery
  - Lipophilic – diffuses into the vessel wall on implantation
  - Shown to significantly reduce restenosis*

*Based on Cook's ASPECT & ELUTES trial data (performed on Supra G & V Flex Plus Stents), control vs. high dose.

Caution: Investigational device. Limited by Federal (US) law to investigational use.

Guidant confidential. Not to be reproduced, distributed or excerpted.

GUIDANT

ELUTES & ASPECT QCA Results Binary Restenosis Rate 0.0 1.0 2.0 3.0 4.0 0 10 30 Binary Restenosis Rate (%) ELUTES ASPECT Dose Density (µg/mm2) Source: Data from presentation by Dr. Gershlick at AHA Scientific Sessions 11/11/01 20

Paclitaxel Program Progress DELIVER I completed ACHIEVE TM* CE mark Commercial release on hold pending legal clarity DELIVER II completed Caution: Investigational device (DES). Limited by Federal (US) law to investigational use only. Not available for sale.

Clinical Trial Progress ACHIEVE TM* (paclitaxel eluting stent) DELIVER I Enrollment complete U.S. pivotal trial (n=1,043) 30-day MACE 0.8% at Euro PCR Follow up complete year-end PMA submission to follow shortly DELIVER I data release ACC '03 U.S. launch expected Q3 '03 (pending FDA approval) Caution: Investigational device (DES). Limited by Federal (US) law to investigational use only. Not available for sale.

Deliver II Clinical Trial (OUS) Prospective, multi-center, non-randomized clinical trial in high risk lesions 1500 patients at approximately 100 clinical sites in Europe and South America Key inclusion criteria: Diabetic patients Chronic total occlusions (single or double lesions occluded > 3 months) Small vessels (> 2.5 mm and < 3.0 mm) Bifurcation lesions Restenotic lesions including in-stent restenosis (w/out brachytherapy) One or two target lesions < 25 mm or one target lesion > 25 mm in length De novo lesions included if two target lesions or lesion > 25 mm in length Caution: Investigational device. Limited by Federal (US) law to investigational use only. Not available for sale.

Deliver II Clinical Trial (OUS) Primary endpoint: TLR rate at 180 days Secondary endpoints TVF rate at 180 days MACE rate at 30 and 180 days MACE rate at 1, 2, and 3 years in a subset of 500 patients Enrollment Status: First patient enrolled May 2, 2002 Enrollment completed on September 9th 30 day MACE to be presented at TCT Caution: Investigational device. Limited by Federal (US) law to investigational use only. Not available for sale.

Everolimus DES program update Guidant and Novartis Novartis supplies drug and supporting data for regulatory filings Worldwide license agreement Novartis completed phase III human trials on Certican Everolimus in same family as Sirolimus Preclinical studies ongoing - dosing evaluations to be presented at TCT Feasibility trial scheduled to start Q1'03 Pivotal trial start date Q1'04

The Next Big Thing

The Human Vulnerable Plaque

Thin capped fibroatheroma Eroded plaque, Lipid core minimal 60-70% 30-40% "VULNERABLE" PLAQUES Typically non-stenotic prior to event Unstable angina AMI SCD ACUTE CORONARY SYNDROMES Fibrous plaque, Slowly occlusive "STABLE" PLAQUES Stenotic Silent occlusion Stable angina Virmani et al, Arterioscler Thomb Vasc Biol 2000;20:1262-1275 Background: Stable vs. Vulnerable Lesions

Vulnerable Plaque Summary Stenting holds great promise as a therapy for VP New invasive diagnostics are needed to conduct therapy trials with stents Clinical trials are necessary to demonstrate VP treatment Future therapy optimization depends on diagnostic and trial data Guidant is positioned for leadership in this area

Massachusetts General Hospital (MGH) Study Summary Optical Coherence Tomography (OCT) was successfully used to identify vulnerable lesion features in vivo in the current cath lab setting Guidant's study has observed lesion features in vivo known to be associated with AMI in autopsy Acute response to stenting in ruptured culprit lesions being studied and evaluated Human in vivo OCT data are being used as basis for identifying VP PTCI design requirements

VI 2002 Highlights/ Forecast 1st Half International launch of Multi-Link ZETA WW BMW Universal launch DELIVER II registry started internationally DELIVER enrollment competed Mar 1st and 30 day data MACE presented at Euro PCR ELUTES - 1 year data presented at PCR Ruling in favor of GDT for MDT RX patent arbitration - $158+m Record 2nd quarter revenue Q4'02 DELIVER follow up complete MULTI-LINK PENTA launch in Japan Vision* CE approval Submission of CATCH IDE** Small VISION** Registry in US Q3'02 US launch of Multi-Link ZETA* CE Mark for ACHIEVE* DELIVER II completed ACHIEVE* filing in Japan US approval of Galileo III VISION* registry data presented **Currently in development at Guidant. Not available for sale. *Caution: Investigational device. Limited by Federal (US) law to investigational use only. Not available for sale.

Beverly Huss President, Endovascular Solutions

ES Vision Revolutionizing endovascular therapies... Transforming lives Clinical solutions for the 50,000 miles of vessels outside the heart Easy to use products with superior clinical outcomes MD practice development for multiple specialties Programs to grow and develop markets Committed to quality

Endo AAA grafts & Pressure Sensor System Biliary stents & accessories Neurovascular solutions Drug Eluting Stents Carotid solutions Peripheral balloon dilatation caths & accessories Positioned for Leadership in Multiple Endovascular Therapies

Large & Growing Markets $2B WW market in 2005 Double-digit CAGR's: 2002-05 Peripheral 15% -- Carotid 45% Endo AAA 26% -- Neuro 14% > 15 million people affected by PVD, AAA & Stroke in U.S. PVD affects 5% of people >50 yrs AAA is 13th leading killer in U.S. Carotid artery disease causes 300,000 strokes per year Sources: Society of Interventional Radiology website (www.sirweb.org), American Stroke Association website (www.strokeassociation.org), ES market models Peripherals Endo AAA Int. Neuro

Treating More AAA Patients Treating ~35% of AAA Candidates >20fr delivery system 26mm diameter neck 13mm dia limbs 60° angulated necks Infrarenal fixation Shrink & control AAA 2-3 hour procedure 10 year durability testing Treating ~45% Aorto Uni Iliac Treating ~80% Limbs to 18mm dia Necks to 30mm dia Suprarenal fixation <20fr delivery system >5 year follow-up data Pressure sensor 1-2 hour procedure

AAA Implant Segments & Monitoring Technology

	PRESSURE SENSOR & SYSTEM ▪ Guidant (2/04)		
Suprarenal fixation:	**UNIBODY** ▪ Trivascular (6/06) ▪ Endologix (1H/04)	**MODULAR** ▪ **Cook Zenith (1H/03)** ▪ **Litespeed (2006)** ▪ Talent (1H/03)	**A/I** ▪ **Cook Zenith A/I (TBD)**
Infrarenal fixation:	**UNIBODY** ▪ **Ancure (10/99)** ▪ **Ancure Large Limbs/Necks (1H/03)** ▪ Endologix Powerlink (1H/04)	**MODULAR** ▪ AneuRx (10/99) ▪ Gore (2H/02) ▪ **LM Ancure (1H/05)** ▪ Edwards Lifepath (1H/04) ▪ Cordis TeraMed (1H/05)	**A/I** ▪ **Ancure A/I (4/02)**

- 6 implant types and monitoring sensor
  - Will treat > 80% of patients
  - ES + Cook participate in 6 of 7 segments
  - 'Others' to participate in 1-2 segments

GUIDANT

Endo AAA: Market Drivers & Inhibitors Ease of use Treat more patients Larger diameter limbs 11?18mm Larger diameter necks 22?30mm Clinical data / durability Public and PCP awareness programs 2nd Generation devices Hospital & MD reimbursement FDA support of therapy 4?5 year follow-up data Competitive implant failures in Europe Improper patient selection vs. IFU FDA health advisory letter Stop shipments by MDT & GDT Negative press on endo AAA

Ancure Shrinks and Control AAA's: 4 Year Follow-up Data


80%
70%
60%
50%
40%
30%
20%
10%
0%
Decrease AAA (≥ 5mm)
No Change (± 4.9 mm)
Increase (≥ 5 mm)
N=43

- **98% of patients have Decreasing (~77%) or No Change (~21%) in AAA size**
- **Ancure shrinks AAA's**
  - Similar results reported for Zenith
- **Competitive designs: ~70% of AAA's experience "No Change" in size**
- **Ancure outcomes at 4 years:**
  - **99.5% freedom from rupture**
  - **98% freedom from open repair**

Clinical study data successfully implanted December 1995-November 1998

GUIDANT

Endo AAA: U.S. $ Market Size MDT GDT Gore Cook East 0.61 0.31 0.06 0.02 MDT GDT Gore Cook Others East 0.2 0.2 0.26 0.25 0.09 In 2005: Cook leads in suprarenal modular segment Gore, Medtronic, Guidant compete in infrarenal modular segment Guidant leads in infrarenal unibody and A/I 2002 $264M 2005* $529M Edwards, Endologix, Cordis *2005 estimate based on what MD's expect given current company

U.S. Peripheral Interventional 2002 $505M 2005* $816M Market drivers: patient awareness, MD training, DES platforms, reimbursement Market CAGR: 17% Sources: ES Peripheral market model; Harbaugh Associates, April 2002 * 2005 market share based on what MD's expect given current company familiarity and usage patterns Others Others

Guidant Cook Cordis Boston Bard Others East 65.6 199.7 303.6 383.8 25.2 75 2002 $1.1 B > $1 billion opportunity: Diagnostic ($548M*) + Interventional ($505M) Diagnostic: Cook ~30%; Guidant ES 0% Interventional: Cook ~7%; Guidant ES 13% IR's control >60% of volume Sources: ES Peripheral market model; Millennium Research Group, January 2001 * Estimate only Others Peripheral Diagnostic & Interventional (USA)

Broader Interventional & ES + Cook Portfolio

	ES	Cook
Stents		
SE	✓	✓
BE	✓	
BDC's		
014	✓	
018	✓	
035	✓	✓
Guide Caths	✓	✓
Diag Caths		✓
Guidewires		
014	✓	
018	✓	✓
035	✓	✓
Introducers		✓
Vena Cava filter		✓
Infusion Caths		✓
Needles		✓
Dilators		✓
Adapters		✓
Endo AAA	✓	Europe
DES Program	✓	✓
Neuro	✓	✓

- ES adds 7 new areas via Cook plus additional expertise in endo AAA, GWs, GCs BDCs
- Cook adds 4 new areas via ES line and additional expertise in five areas mentioned above
- Adds second drug to DES program
- Adds second endo AAA platform
- Expands Cook and ES positions with IR's and endovascular specialists

GUIDANT

Carotid Artery Stenting (CAS): Emerging New Therapy 150,000 CEA's (carotid endarterectomy) per year CAS: 11,000 cases (7%) in 2002 and 43,500 (23%) in 2005 ARCHeR trial to complete enrollment in January ES results in Europe: 20% share in 4 Qtrs. Sources: Carotid Market model, SCVIR'02 survey, IMS Health, internal estimates (USA)

Drug Eluting Stents for Peripheral Vascular Disease Everolimus being tested to reduce restenosis Paclitaxel (via Cook) presents potential additional opportunity Design includes Drug + Polymer + Stent + Delivery System

DES Program with Everolimus Animal Data 30% stenosis expected at 3 months with bare stent Everolimus results at 28 days & 3 months: 14-15% stenosis Porcine model establishes safety at 3 months Bare Stent Control 28 days N=6 Everolimus 28 days N=6 Everolimus 3 months N=1

New Product Launches – 2002 & 2003

2002

Peripheral/Biliary

- Agiltrac .018 BDC
- Dynalink 80/100mm
- Agiltrac .035 BDC
- Dynalink SE 12/14

Carotid

- RX Acculink (CE)
- RX AccuNet (CE)

Neuro

- NeuroLink (HDE)
- NeuroNet



2002

AAA

- Ancure Aorto-uniiliac
- Ancure Large Limbs (CE)
- AAA Deployment Pack



2003

Peripheral/Biliary

- Dynalink Vision
- DES Trial (Everolimus)

AAA

- Ancure Large Neck
- Ancure Large Limbs
- Ancure Lock Mod Development
- COOK® Zenith



GUIDANT

Therapy Awareness & Market Development Therapy awareness + reimbursement + MD training + clinical outcomes data patient family friends implanting MD primary care MD ? ?

Positioned for Leadership in Multiple Endovascular Therapies Large & growing markets: endo AAA, peripheral, carotid & neuro Cook offers potential synergies Zenith AAA platform Diagnostic + interventional areas 2nd drug for DES program Greater access to IR customer Strong new product flow in 2003 and beyond

Forward-Looking Statements

The slides above include forward-looking statements, including statements about future financial results, product development timelines, market growth, and the Cook Group transaction. The statements are based on assumptions about many important factors, including clinical progress and results, regulatory timelines and approvals, continuing legal developments relating to stents, the timing, costs, and benefits associated with the Cook Group acquisition, competitive developments, and other factors identified on Exhibit 99.1 to the company’s most recent 10-Q. Actual results may differ materially. The company does not undertake to update its forward-looking statements.

Additional Information

Guidant intends to mail a proxy statement to its shareholders in connection with the Cook Group transaction. Investors and security-holders of Guidant are urged to read the proxy statement when it becomes available because it will contain important information about the companies, the transaction, the persons soliciting proxies relating to the transaction, and related matters. When available, investors and security-holders may obtain a free copy of the proxy statement at the SEC’s web site at www.sec.gov. A free copy of the proxy statement may also be obtained from Guidant.

In addition to the proxy statement, Guidant files annual, quarterly, and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements, and other information at the SEC’s public reference room located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC’s other public reference rooms located in New York and Chicago. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. These SEC filings are also available for free at the SEC’s web site at www.sec.gov. A free copy of these filings may also be obtained from Guidant.

Information concerning participants

Guidant and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Guidant’s shareholders in favor of the transaction. Information about the directors and executive officers of Guidant may be found in Guidant’s definitive proxy statement for its 2002 annual meeting of shareholders and in Guidant’s annual report on Form 10-K for the fiscal year ended December 31, 2001.